Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 28, 2022 relating to the

Preliminary Prospectus Supplement dated April 28, 2022

to Prospectus dated April 26, 2022

Registration Statement No. 333-264493

Pricing Term Sheet

$1,000,000,000 4.15% Senior Notes due 2032

Issuer:	Waste Management, Inc.

Guarantor:	Waste Management Holdings, Inc.

Ratings:*	Moody’s: Baa1 S&P: A- Fitch: BBB+

Trade Date:	April 28, 2022

Settlement Date:**	T+10; May 12, 2022

Principal Amount:	$1,000,000,000

Maturity Date:	April 15, 2032

Coupon:	4.15%

Benchmark Treasury:	1.875% due February 15, 2032

Benchmark Treasury Price and Yield:	91-18 / 2.869%

Spread to Benchmark Treasury:	+130 basis points

Yield to Maturity:	4.169%

Price to Public:	99.850% of face amount

Net Proceeds (before expenses):	$992,000,000

Interest Payment Dates:	Semi-annually on April 15 and October 15, commencing on October 15, 2022

Optional Redemption:

Prior to January 15, 2032 (three months prior to the maturity date), the notes are redeemable at the option of the issuer, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on January 15, 2032) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after January 15, 2032 (three months prior to the maturity date), the notes are redeemable at the option of the issuer, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date.

CUSIP/ISIN:	94106L BS7 / US94106LBS79

Joint Book-Running Managers:

Barclays Capital Inc.

BofA Securities, Inc.

Deutsche Bank Securities Inc.

MUFG Securities Americas Inc.

Scotia Capital (USA) Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

BNP Paribas Securities Corp.

SMBC Nikko Securities America, Inc.

Co-Managers:	Truist Securities, Inc. U.S. Bancorp Investments, Inc. Academy Securities, Inc. Cabrera Capital Markets, LLC CastleOak Securities, L.P. CAVU Securities, LLC MFR Securities, Inc. Stern Brothers & Co.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review or withdrawal at any time.

** The issuer expects delivery of the notes will be made against payment therefor on or about May 12, 2022, which is the tenth business day following the date of pricing of the notes (such settlement being referred to as “T+10”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next succeeding seven business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

MiFID II professionals/ECPs-only/No PRIIPs KID – in the European Economic Area (EEA), the manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in the EEA.

The information in this term sheet supplements the information provided in the preliminary prospectus supplement dated April 28, 2022. To the extent information in this term sheet conflicts with information in the preliminary prospectus supplement, this term sheet controls. All capitalized terms used in this term sheet shall have the meaning ascribed to them in the preliminary prospectus supplement.

The issuer has filed a registration statement (including a prospectus) and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: (1) Barclays Capital Inc. toll-free at 1-888-603-5847; (2) BofA Securities, Inc. toll-free at 1 (800) 294-1322; (3) Deutsche Bank Securities Inc. toll-free at 1-800-503-4611; (4) MUFG Securities Americas Inc. toll-free at 1-877-649-6848; or (5) Scotia Capital (USA) Inc. toll-free at 1 (800) 372-3930.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.